# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BeOne Medicines Ltd., CIK 0001651308
CUSIP: 07725L102
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH, Aeschengraben 27, Basel, Switzerland (V8), 4051
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001042047

## Reporting persons
- OYLER JOHN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 54,065,077; shared voting power 0; sole dispositive power 54,065,077; shared dispositive power 0; aggregate amount beneficially owned 54,065,077 (3.6% of the class)
  Comment: Consists of (i) 34,105 ordinary shares held directly by Mr. Oyler; (ii) 9,545,000 ordinary shares held for the benefit of Mr. Oyler in a Roth IRA PENSCO trust account; (iii) 102,188 ordinary shares held by The John Oyler Legacy Trust, of which Mr. Oyler's father is a trustee, for the benefit of his minor child, for which Mr. Oyler disclaims beneficial ownership; (iv) 7,699,158 ordinary shares held in a grantor retained annuity trust, of which Mr. Oyler's father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (v) 28,204,115 ordinary shares held by Oyler Investment LLC, 99% of the limited liability company interest owned by a grantor retained annuity trust, of which Mr. Oyler's father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (vi) 481,533 ordinary shares held by the P&O Trust, the beneficiaries of which include Mr. Oyler's minor child and others, for which Mr. Oyler disclaims beneficial ownership; (vii) 1,602,692 ordinary shares held by a private foundation of which Mr. Oyler, Victoria Pan and the other(s) serve as directors, for which Mr. Oyler disclaims beneficial ownership; and (viii) 6,396,286 shares issuable to Mr. Oyler upon exercise of share options or restricted share units exercisable or vesting within 60 days after September 30, 2026.
  
  Based on 1,483,318,035 ordinary shares outstanding as of September 30, 2026, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: BeOne Medicines Ltd.
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH Aeschengraben 27, Basel, V8 4051

## Item 2. Person Filing
Name of person filing: John Oyler
Address of principal business office or, if none, residence:
c/o BeOne Medicines I GmbH
Aeschengraben 27
Basel, Switzerland
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
54,065,077

Consists of (i) 34,105 ordinary shares held directly by Mr. Oyler; (ii) 9,545,000 ordinary shares held for the benefit of Mr. Oyler in a Roth IRA PENSCO trust account; (iii) 102,188 ordinary shares held by The John Oyler Legacy Trust, of which Mr. Oyler's father is a trustee, for the benefit of his minor child, for which Mr. Oyler disclaims beneficial ownership; (iv) 7,699,158 ordinary shares held in a grantor retained annuity trust, of which Mr. Oyler's father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (v) 28,204,115 ordinary shares held by Oyler Investment LLC, 99% of the limited liability company interest owned by a grantor retained annuity trust, of which Mr. Oyler's father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (vi) 481,533 ordinary shares held by the P&O Trust, the beneficiaries of which include Mr. Oyler's minor child and others, for which Mr. Oyler disclaims beneficial ownership; (vii) 1,602,692 ordinary shares held by a private foundation of which Mr. Oyler, Victoria Pan and the other(s) serve as directors, for which Mr. Oyler disclaims beneficial ownership; and (viii) 6,396,286 shares issuable to Mr. Oyler upon exercise of share options or restricted share units exercisable or vesting within 60 days after September 30, 2026.
Percent of class: 3.6
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OYLER JOHN: /s/ John Oyler, John Oyler (11/13/2026)